August 6, 2010

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	The Bank of New York Mellon Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
File No. 000-52710

Dear Ladies and Gentlemen:

With respect to a comment letter dated July 23, 2010 (the “Comment Letter”) from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”), this letter is our response to the Staff’s Comment Letter (the “Response”) relating to The Bank of New York Mellon Corporation’s (the “Company”) annual report on Form 10-K for the year ended December 31, 2009 and quarterly report on Form 10-Q for the quarter ended March 31, 2010.

Company Response

For your convenience, the text of the Staff’s comment is set forth in bold followed by our response. The headings and numbered response set out below correspond to the heading and numbered comment in the Staff’s Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Notes to Consolidated Financial Statements

Note 26 – Commitments and Contingencies, page 144

1.

We note your response to prior comment eight to our letter dated April 30, 2010 and your enhanced litigation-related disclosures on page 87-89 of your March 31, 2010 Form 10-Q. It appears your threshold for disclosure is whether you can estimate “with certainty” what the eventual outcome of the pending matters will be. We do not believe that this criteria is consistent with the guidance in ASC 450. We also note that for the vast majority of litigation matters discussed you have not provided any discussion of the possible loss or range of possible losses, which appears unusual given the different stages of each of the litigation matters discussed. Please either provide a range of loss, which may be aggregated for all of the litigation matters for which you are able to estimate the amount of the loss or range of possible loss, or provide explicit disclosure for each of the litigation matters that you are unable to estimate the loss or range of possible loss and the reasons why you are unable to provide an estimate. Furthermore, if you cannot estimate the possible loss or range of possible losses, please consider providing additional disclosure that could allow a reader to evaluate the potential magnitude of the claim.

We note your Comment on our enhanced litigation-related disclosure in our Form 10-Q for the quarter ended March 31, 2010, in which you make two primary observations.

First, with respect to your observation that our threshold for disclosure “appears . . . [to be] whether you can estimate ‘with certainty’ what the eventual outcome of the pending matters will be,” our reference to an inability to state something with certainty, when read with the rest of the sentence, should not be understood to mean that certainty is our threshold. However, in order to ensure clarity on this point, we revised the language in our Form 10-Q for the quarter ended June 30, 2010, to read as follows: “In view of the inherent unpredictability of litigation and regulatory matters,. . . there is considerable uncertainty surrounding the timing or ultimate resolution of litigations and regulatory matters or the eventual loss, fines, penalties, or business impact, if any, associated with each pending matter.” We believe such a disclosure complies fully with ASC 450-20-50-1 in that the disclosure provides all information necessary for the financial statement not to be misleading and we trust this addresses your concern.

Second, with respect to your request that for each matter discussed we provide a range of possible loss for matters where an estimate can be made or provide an explicit explanation why such an estimate cannot be made, we believe we have addressed this point in the statements that introduce discussion of individual matters. Specifically, we state that BNY Mellon establishes reserves for litigation and regulatory matters when those matters present loss contingencies that are both probable and can be reasonably estimated. For other matters, as we indicate, we cannot provide a range of possible loss because either such an estimate is impossible to determine, or any estimated range would be so imprecise, uncertain or wide as to be meaningless, if not misleading, because of the inherent unpredictability of the matters, particularly where the damages sought are substantial or indeterminate, the proceedings are in the early stages, or novel legal theories and numerous parties are involved. Given that disclosure is applied generally to all unreserved matters, repetition of the point with respect to each unreserved matter appears unnecessary.

For matters where we cannot estimate the possible loss or range of possible losses, you ask that we consider additional disclosure that would allow a reader to evaluate the potential magnitude of a claim. With regard to the evaluation of a claim’s potential magnitude, as we state, our accruals, even in the aggregate, are not material to the consolidated financial position of BNY Mellon. We believe that under these circumstances, our disclosure meets the requirements of ASC 450-20-50-1. In accordance with your request, of course, we will continue diligently to consider whether additional disclosure would allow a reader to better evaluate a claim’s potential magnitude, and to provide such disclosure.

Form 10-Q for the Quarterly Period Ended March 31, 2010

Notes to Consolidated Financial Statements

Note 2 – Accounting Changes and New Accounting Guidance

ASU 2009-16 – Accounting for Transfers of Financial Assets, page 58

2.	We note that you elected the fair value option for the assets of variable interest entities consolidated under ASC 810-10-65. Please revise future filings to include the disclosures required under ASC 810-10-65-2(d).

We have made the disclosures required under ASC 810-10-65-2(d) in our June 30, 2010 Form 10-Q filed with the SEC today. The following is an extract:

Note 16 – Fair value option

ASC 825 provides an option to elect fair value as an alternative measurement for selected financial assets, financial liabilities, unrecognized firm commitments, and written loan commitments not previously carried at fair value.

On Jan. 1, 2010, we adopted SFAS No. 167, “Amendments to FASB interpretation No. 46(R)” (Topic 810) issued by the Financial Accounting Standards Board (“FASB”). In accordance with the guidance included in ASC 810, we consolidated assets of consolidated asset management funds. The following table presents the assets and liabilities, by type, of consolidated asset management funds. We elected the fair value option to value these assets and liabilities.

Assets and liabilities of consolidated asset

management funds, at fair value

(in millions)	June 30, 2010	Dec. 31, 2009
Trading assets	$543	$—
Loans	12,070	—
Other assets	647	—
Total assets of consolidated asset management funds	$13,260	$—
Liabilities and obligations of consolidated asset management funds	$12,272	$—
Noncontrolling interests of consolidated asset management funds	$666	$—

BNY Mellon values assets in consolidated CLOs using observable market prices observed from the secondary loan market. The returns to the note holders are solely dependent on the assets and accordingly equal the value of those assets. Based on the structure of the CLOs, the valuation of the assets is attributable to the senior note holders. Accordingly, the fair value option best reflects the limited interest BNY Mellon has in the economic performance of the consolidated CLOs. Changes in the values of assets and liabilities are reflected in the income statement as investment income of consolidated asset management funds.

We have elected the fair value option on $240 million of long-term debt in connection with ASC 810. At June 30, 2010, the fair value of this long-term debt was $276 million. We have also elected the fair value option on approximately $120 million of unfunded lending related commitments. The following table presents the changes in fair value of these unfunded lending related commitments and long-term debt included in foreign exchange and other trading activities in the consolidated income statement for the three and six months ended June 30, 2010 and 2009.

Foreign exchange and other trading activities
	Quarter ended		Six months ended
(in millions)	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009
Loans	$—	$1	$—	$2
Long-term debt (a)	(29)	—	(36)	—
Other liabilities	(1)	1	(1)	(1)
(a)	The change in fair value of the long-term debt is approximately offset by an economic hedge included in trading.

The long-term debt is valued using observable market inputs and is included in Level 2 of the ASC 820 hierarchy. Unfunded loan commitments are valued using quotes from dealers in the loan markets, and are included in Level 3 of the ASC 820 hierarchy. The fair market value of unfunded lending-related commitments for which the fair value option was elected was a liability of $1 million at June 30, 2010 and less than $1 million at Dec. 31, 2009 and is included in other liabilities.

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Should you have any additional questions or comments, please contact me at (212) 635-1901 (facsimile transmission (212) 635-1121) or John Park, Controller at (212) 635-7080 (facsimile transmission (212) 635-8523).

Yours very truly, THE BANK OF NEW YORK MELLON CORPORATION

/s/ Thomas P. Gibbons
Name: Thomas P. Gibbons Title: Chief Financial Officer

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